UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NASDAQ, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

 Petra Hedengran
Managing Director and General Counsel
Investor AB Arsenalsgatan 8C, SE-103 32
Stockholm, Sweden
+46 8 614 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Alan M. Klein, Esq.
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

August 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 163,742,074 shares of common stock, $.01 par value per share (the "Common Stock") of Nasdaq, Inc. outstanding as of July 26, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022, and giving effect to the three-for-one stock split of Nasdaq’s Inc.’s Common Stock with a distribution date of August 26, 2022.

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Innax AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 163,742,074 shares of Common Stock of Nasdaq, Inc. outstanding as of July 26, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022, and giving effect to the three-for-one stock split of Nasdaq’s Inc.’s Common Stock with a distribution date of August 26, 2022.

This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Nasdaq, Inc., a Delaware corporation ("Nasdaq" or the "Issuer"), and amends the initial statement on Schedule 13D, dated January 24, 2011, Amendment No. 1 to Schedule 13D, dated February 9, 2011, Amendment No. 2 to Schedule 13D, dated March 10, 2011, and Amendment No. 3 to Schedule 13D, dated April 24, 2020 filed by Investor AB and the other persons named therein (together, the “Prior Statement” and, together with this Amendment No. 4, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prior Statement.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of Investor AB and Innax AB (each a “Reporting Person”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 6 to Amendment No. 3 of Schedule 13D.  Innax AB, which holds the Shares reported in this Schedule 13D, is 100% owned and controlled by Investor AB.

The address of each of the Reporting Persons is Arsenalsgatan 8C, SE-103 32, Stockholm, Sweden.  Each of the Reporting Persons is organized under the laws of Sweden.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  Innax AB is engaged principally in the business of making investments in securities.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons has, and to the best of the Reporting Persons’ knowledge and belief, no person named in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

At Nasdaq’s 2022 annual meeting of shareholders held on June 22, 2022, Nasdaq’s shareholders approved a certificate of amendment to Nasdaq’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock in connection with a three-for-one stock split of Nasdaq’s Common Stock (the "Stock Split") in the form of a stock dividend (the “Charter Amendment”). The Charter Amendment was also subject to the approval of the Securities and Exchange Commission (the “SEC”). The Charter Amendment was approved by the SEC on June 15, 2022. The Charter Amendment became effective upon its filing with the Secretary of State of the State of Delaware on July 19, 2022.

Each Nasdaq shareholder of record at the close of business on August 12, 2022 (the “Stock Dividend Record Date”) received, after the close of business on August 26, 2022, two additional shares for every one share held as of the Stock Dividend Record Date. Trading on a split-adjusted basis began on August 29, 2022. All per Share references give effect to and reflect the Stock Split.

 Mr. Jacob Wallenberg, Chairman of Investor AB, no longer serves as a member of the Board of Directors of the Issuer. Certain provisions of the NASDAQ Stockholders’ Agreement have terminated pursuant to their terms, including, but not limited to, Board representation rights.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)         Each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 Shares held by Innax AB (approximately 11.8% of the total number of outstanding Shares based on 163,742,074 outstanding Shares of the Issuer as of July 26, 2022, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022 after giving effect to and reflecting the Stock Split).

In addition, Mr. Jacob Wallenberg, Chairman of Investor AB and a former member of the Board of Directors of the Issuer, holds 27,381 shares of Common Stock, received by Mr. Wallenberg pursuant to the Issuer’s non-employee director compensation program. Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership of any Shares held by Mr. Wallenberg.

(b)         Each of Innax AB and Investor AB may be deemed to have the sole power to direct the voting and disposition of the 58,182,426 Shares held by Innax AB.

(c)         To the best knowledge of the Reporting Persons, no transactions in the Shares have been effected in the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof, other than Mr. Wallenberg surrendered 69 shares (reflected on a pre-split basis) to the Issuer on June 15, 2022 in connection with the vesting of previously granted shares of restricted stock.

(d)          To the best knowledge of the Reporting Person, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

INNAX AB

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Managing Director

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Chairman

SCHEDULE A

Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Sara Öhrvall Conradi	Director	Swedish	Chief Operating Officer, Axel Johnson	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Viveka Hirdman-Ryrberg	Managing Director	Swedish	Head of Corporate Communication and Sustainability, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Innax AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Petra Hedengran	Chairman	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Anders Eckerwall	CEO, Managing Director	Swedish	Head of Finance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Louis De Geer	Director	Swedish	Legal Counsel, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden